FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 3 September 2004

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

August Traffic & Capacity Statistics	3 September 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:	3 September 2004
Alan Buchanan Company Secretary

TRAFFIC AND CAPACITY STATISTICS - August 2004

Summary of the headline figures

In August 2004, passenger capacity, measured in Available Seat Kilometres, was 2 per cent above August 2003 and traffic, measured in Revenue Passenger Kilometres, was higher by 2.3 per cent. This resulted in a passenger load factor up 0.3 points versus last year, to 77.7 per cent. The increase in traffic comprised a 5 per cent increase in premium traffic and a 1.9 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, rose by 19.3 per cent. Overall load factor rose by 1.9 points to 71.5 per cent.

Market conditions

Market conditions remain unchanged. Longhaul premium volumes are recovering steadily, while shorthaul premium travel remains at lower levels. Non-premium volumes are very price-sensitive. Revenue is still expected to be some 2-3 per cent higher in this financial year

Strategic Developments

In August the airline suffered operational disruptions due to a number of causes, including staff shortages, bad weather, runway closures, technical problems with aircraft and baggage system failures. This resulted in the cancellation of some 1 per cent of the scheduled ASKs in the month. Operations recovered by the Bank Holiday weekend when some 225,000 passengers departed Heathrow, slightly up on the previous year.

Following agreement on a three year pay deal with unions representing baggage handlers, check-in agents and ground staff, the TGWU and GMB called off planned industrial action for the August Bank Holiday weekend. The company has agreed a back-dated (October 2003) RPI pay increase over three years and non pensionable lump sum payments between now and September 2006. The agreement of the unions, which also includes Amicus, is subject to consultation with their members. Agreement on the same pay deal has also been reached with the Engineering Negotiating Forum, subject to consultation with their members, and the pay offer has also been put to the pilots and they, too, are in the process of consulting. The agreement follows an acceptance by the unions of a robust absence policy to be introduced with immediate effect. The policy targets a reduction in current absence from an average of 17 days per employee down to 10 days within 12 months.

At the end of last month British Airways announced an Employee Reward plan for all staff linked to achieving a 10 percent operating margin.

The Australian Competition and Consumer Commission has proposed granting continued authorisation to the joint services agreement (JSA) between British Airways and Qantas for a period of 5 years. The JSA covers routes between Australia and Europe, including services between Australia and intermediate points such as Bangkok and Singapore.

British Airways' annual autumn long haul sale was announced with more than 1.5 million discounted flight tickets to more than 50 worldwide destinations and savings of up to £208. The special World Offer fares are on sale until September 28 for travel during differing time periods from September 2 through to June 30 2005.

The airline posted pre-tax profits of £115 million for the first quarter to June 30, 2004. The operating profit was £150 million delivering an operating margin of 7.8 per cent.

September 3, 2004

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

		Month of August				Financial year to date
						April through August
BRITISH AIRWAYS GROUP			Change				Change
SCHEDULED SERVICES	2004	2003	(%)		2004	2003	(%)
Passengers carried (000)
UK/Europe	2170	2234	-2.8		10712	10725	-0.1
Americas	646	649	-0.5		3250	3113	+4.4
Asia Pacific	144	135	+7.2		677	534	+27.0
Africa and Middle East	267	250	+6.6		1238	1092	+13.3
Total	3228	3268	-1.2		15877	15464	+2.7

Revenue passenger km (m)
UK/Europe	2028	1990	+1.9		9689	9268	+4.5
Americas	4318	4314	+0.1		21704	20805	+4.3
Asia Pacific	1476	1415	+4.3		6964	5723	+21.7
Africa and Middle East	1751	1640	+6.8		8196	7302	+12.2
Total	9573	9359	+2.3		46553	43098	+8.0

Available seat km (m)
UK/Europe	2706	2685	+0.8		13304	12999	+2.3
Americas	5420	5503	-1.5		26808	26554	+1.0
Asia Pacific	2004	1834	+9.3		9695	8527	+13.7
Africa and Middle East	2197	2068	+6.2		11069	10066	+10.0
Total	12327	12090	+2.0		60877	58147	+4.7

Passenger load factor (%)
UK/Europe	74.9	74.1	+0.8	pts	72.8	71.3	+1.5	pts
Americas	79.7	78.4	+1.3	pts	81.0	78.3	+2.7	pts
Asia Pacific	73.6	77.2	-3.6	pts	71.8	67.1	+4.7	pts
Africa and Middle East	79.7	79.3	+0.4	pts	74.0	72.5	+1.5	pts
Total	77.7	77.4	+0.3	pts	76.5	74.1	+2.4	pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)	406	341	+19.3		2029	1723	+17.8
Total RTK	1368	1282	+6.6		6672	6035	+10.5
Available tonne km (m)	1912	1842	+3.8		9502	8907	+6.7

Overall load factor (%)	71.5	69.6	+1.9	pts	70.2	67.8	+2.4	pts

Certain statements included in this statement may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy.

Investor Relations

Waterside (HCB3)

PO Box 365

Harmondsworth

UB7 OGB

Tel: +44 (0) 20 8738 6947

Fax: +44(0) 20 8738 9602